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UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08030658

SEC FILE NUMBER
8-67229

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 28 2008
Washington, DC
102

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S. Goldman Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue, 18th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem (212) 509-7800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm S. Goldman Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 25th DAY OF February 2008.

BY

NOTARY PUBLIC

Signature

Senior Managing Director

Title

Notary Public

TOLA LIVANOS
Notary Public, State of New York
No. 01LI4868263
Qualified in New York County
Commission Expires November 27, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

S. GOLDMAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
S. Goldman Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 17, 2008

S. GOLDMAN ADVISORS, LLC

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 1,981,390
Accounts receivable	1,660,778
Due from member	50,000
Due from affiliate	804,214
Prepaid expenses	14,103
Pension asset	17,064
	$ 4,527,549
MEMBER'S EQUITY	
Member's equity	$ 4,527,549

See notes to statement of financial position.

NOTE A - ORGANIZATION AND BUSINESS

S. Goldman Advisors, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company provides investment banking services and financial advisory and capital raising services, principally related to mergers and acquisitions and restructuring advice and equity and debt private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(i), from Securities and Exchange Commission ("SEC") Rule 15c3-3.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

Investment banking revenue include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

[2] Income taxes:

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements.

[3] Cash equivalents:

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

NOTE C - RELATED PARTY TRANSACTIONS

The Company pays an affiliate (the "Affiliate"), which is wholly owned by the sole member of the Company, $6,250 per month under an administrative services agreement. The monthly payment represents the Company's allocable share of rent, utilities, insurance and other administrative expenses. The monthly fee is subject to periodic adjustment.

During 2007, the Company received a non-cash capital contribution of $621,844. This contribution was made in the form of a reduction of amounts due to the Affiliate. The sole member of the Affiliate is also the sole member of the Company.

At December 31, 2007, the Company had an outstanding advance to its sole member of $50,000. The sole member intends to repay such amount in the near term.

At December 31, 2007, the Company had an outstanding advance to the Affiliate of $804,214, which the Company expects to be settled in the normal course of business as the Affiliate pays certain expenses, including payroll, on behalf of the Company.

Notes to Statement of Financial Condition
December 31, 2007

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2007, the Company's net capital was $1,945,751 which was $1,845,751 in excess of its required net capital of $100,000.

NOTE E - CONCENTRATION

At December 31, 2007, 100% of the accounts receivable was from another broker-dealer, which was collected subsequent to year end.

NOTE F - PENSION PLAN

In 2007, the Company established the S. Goldman Advisors LLC Pension Plan (the "Plan"), a defined benefit plan, which covers substantially all employees of the Company and the Affiliate. Pension benefits are based primarily on years of service and levels of compensation. Participants vest in their Accrued Retirement Benefit, as defined, as follows: 20% after two years of service and an additional 20% per year thereafter. The Company shares the costs and benefits of the Plan with the Affiliate. The information below represents the Company's 50% share of the Plan.

During 2007, the Company's contribution, which was made in December 2007, amounted to $129,564, which at December 31, 2007 also equaled the fair value of the assets. Such assets were invested in cash (76%) and equities (24%) at December 31, 2007. There were no employee contributions or benefits paid in 2007. The Plan's investment strategy is to invest in equity securities.

At December 31, 2007, the Company has recorded a pension asset of $17,064. Comprehensive income for the year ended December 31, 2007 and accumulated other comprehensive income, which is a component of member's equity, includes $17,064 of actuarial gains not yet recognized as a component of net period benefit costs.

Net periodic benefit cost for 2007 amounted to $115,462. The projected benefit obligation amounted to $98,398 and the Plan's funded status consisted of a surplus of $17,064 at December 31, 2007 which is included in pension assets. Prepaid pension expense amounted to $14,103 at December 31, 2007.

Assumptions for the Plan used to determine net periodic benefit cost for 2007 and benefit obligations at December 31, 2007 include the following: Discount rate of 5.9% at the beginning of the year and 6.5% at the end of the year, a rate of compensation increase of 3% annually and an expected long-term return on Plan assets of 7.5%.

The Company expects to contribute $91,000 to the Plan in 2008.

No benefit payments are expected to be made from 2008 through 2016.

END